

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 3, 2010

Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
PO Box 707
Blakeslee, PA 18610

> RE: **Blue Ridge Real Estate Company**
> **Form 10-K for the period ended October 31, 2008; Form 10-Q for the period**
> **ended July 31, 2009; and Form 10-K for the period ended October 31, 2009**
> **Filed January 29, 2009; September 14, 2009; and February 22, 2010**
> **File No. 0-02844**

Dear Mr. Dietterick:

We have reviewed your response letter dated July 14, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended October 31, 2009

Exhibit 13

Note 1 – Summary of Significant Accounting Policies, page 23

1. We have reviewed your response to prior comment 2. We note that you were unable to obtain the data necessary to use alternative cash flow models. In light of this, it is unclear to us why you concluded that it was appropriate to use the income method in determining the value of your golf course. Please advise us of the consideration you gave to excluding this method from your valuation due to the lack of appropriate data for golf courses that are not mature businesses with stable earnings.

2. We have reviewed your response to prior comment 3. We note that the four transactions used as comparable sales occurred between March 2004 and December 2007. Since

these sales occurred prior to the significant downturn in the U.S. economy, we question the comparability of the sales. Please specifically tell us how you determined that such sales are "comparable" in light of the significant change in the market environment since the referenced sales. Advise us if any adjustments were made to the sales prices to account for the differences in market conditions.

3. We have reviewed your response to prior comment 4. We note that you determined that there were eight sales, occurring between October 2007 and February 2010, which you determined to be comparable to your land. Please provide us with additional details, including distance of the properties, the sales prices, the nature and amounts of any adjustments, and any other factors you considered.

4. The comment above notwithstanding, please clarify to us how you determined that such sales are "comparable" given the significant downturn in the U.S. economy/change in market conditions that occurred and what adjustments, if any, were made to account for these differences. Furthermore, tell us what consideration you gave to excluding the sales that occurred prior to the significant decline in market conditions from your analysis.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant